FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2006
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated May 19, 2006 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: May 19, 2006
TATA MOTORS LIMITED
Bombay House, 24, Homi Mody Street, Mumbai 400 001.

News Release	May 19, 2006

CONSOLIDATED REVENUE GROWTH OF 20% @ Rs.27266.41 CRORES FOR THE YEAR CONSOLIDATED PROFIT RS.1728.09 CRORES, UP BY 25%

Tata Motors Consolidated Financial Results for the year ended March 31, 2006

Mumbai, May 19, 2006:Tata Motors reported an impressive growth of 20% in its consolidated gross revenue at Rs.27266.41 crores, as against the previous year's consolidated gross revenue of Rs.22708.23 crores.

The company reported consolidated revenues (net of excise) Rs. 23718.17 crores, an increase of 21% as against Rs. 19532.84 crores in the previous year. The PBT for the financial year 2005-06 was Rs. 2348.98 crores, an increase of 27% as against Rs.1848.09 crores in the previous year. The consolidated PAT after considering an amount of Rs. 640.00 crores (previous year Rs. 490.62 crores) towards current and deferred tax; and after adjustment for share of minority interest and profit in associate companies was Rs.1728.09 crores as against Rs.1385.34 crores in the previous year, recording a growth of 25%. The Company has reported a Basic Earnings Per Share (EPS) of Rs.45.86 for its consolidated operations as against Rs.38.50 for the previous year.

Tata Motors Standalone Financial Results

Quarter ended March 31, 2006

Tata Motors today reported revenues (net of excise) of Rs.6882.75 crores for the quarter ended March 31, 2006, an increase of 29% over revenues of Rs.5338.87 crores in the corresponding quarter of last year. The Profit Before Tax (PBT) was Rs. 647.61 crores as against Rs. 465.28 crores in the corresponding quarter last year, an increase of 39%.

The Profit After Tax (PAT) for the quarter was Rs. 458.11 crores as compared to Rs. 388.17 crores in the corresponding quarter last year, an increase of 18%.

The total sales volume for the quarter at 148,343 units grew by 23% over 120,410 units sold in the corresponding quarter of the previous year. Sales of commercial vehicles in the domestic market increased by 30% to 71,416 in the quarter, while passenger vehicle sales at 61,553 units recorded a growth of 14% over the corresponding quarter in the previous year. Exports grew by 37% to 15,374 units during the quarter.

Financial Year ended March 31, 2006

Tata Motors gross revenue for the Financial Year 2005-06 crossed Rs.24,000 crores (Previous year : Rs.20,483 crores).

The company's revenues (net of excise) for the Financial Year 2005-06 improved by 18% to Rs.20602.20 crores compared to Rs.17419.13 crores in the previous year. The PBT for the year grew by 24% to Rs. 2053.38 crores compared to Rs.1651.90 crores in the previous year. After providing for Rs. 524.50 crores (previous year Rs.414.95 crores) towards current and deferred tax for the year, the PAT was Rs.1528.88 crores, an increase of 24% over the PAT of Rs.1236.95 crores in the previous year.

The total sales volume (including exports) for 2005-06 was 454,129 vehicles, the company's highest ever and a growth of 14% over 399,566 vehicles sold in 2004-05. Commercial Vehicle sales in the domestic market were 214,836 units, also the highest ever with an increase of 13%. The company's overall market share in commercial vehicles has improved to 61.3% from 59.7% from the previous year. Passenger vehicles sales in the domestic market amounted to 189,070 units, also the highest ever with a growth of 6%. In spite of intense competition, the company's market share in passenger vehicles was maintained at 16.5%, compared to 16.9% in the previous year. During the year, Tata Motors launched several new commercial and passenger vehicles. Among them are the Ace mini-truck, Tata Novus Tipper, a common rail diesel engine (DiCOR) powered Safari, Indigo SX, Indica V2 Turbo Diesel, and the Indica V2 Xeta. All these products have received encouraging response in the market.

The company exported 50,223 vehicles during the year, creating a new milestone with an impressive growth of 65%.

Dividend

The Board of Directors has recommended an increased dividend of Rs.13/- per share of Rs.10/- each for the financial year 2005-06 (2004-05: normal Dividend of Rs.10/- per share plus a Special Diamond Jubilee Dividend of Rs.2.50 per share) This dividend is subject to the approval of the shareholders, and the tax on the dividend will be borne by the Company.

The Audited Financial Results for the quarter and for the twelve months ended March 31, 2006 are enclosed.

_____________________________________________________________________________

TATA MOTORS LIMITED Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.
AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED March 31, 2006
Particulars			Nine months ended December 31, 2005	Quarter ended March 31,		Year ended
				2006	2005	2006	2005

(A)
1	Vehicle Sales: (in Nos.) (includes traded vehicles)
	Commercial vehicles		143420	71416	55132	214836	189993
	Passenger Cars and Utility vehicles		127517	61553	54080	189070	179076
	Exports		34849	15374	11198	50223	30497
			305786	148343	120410	454129	399566
2	Vehicle Production: (in Nos.)
	Commercial vehicles		170083	76280	60780	246363	209886
	Passenger Cars and Utility vehicles		142177	67782	59489	209959	191055
			312260	144062	120269	456322	400941
(B)			(Rupees Crores)
	Sales / Income from operations		16024.85	7979.27	6262.40	24004.12	20482.57
	Less : Excise Duty		2305.40	1096.52	923.53	3401.92	3063.44
1	Net Sales/Income from operations		13719.45	6882.75	5338.87	20602.20	17419.13
2	Total Expenditure
	(a)	(Increase) / Decrease in stock in trade and work in progress	(670.64)	413.73	127.17	(256.91)	(144.00)
	(b)	Consumption of Raw Materials & Components	9871.50	4392.36	3545.37	14263.86	11929.48
	(c)	Staff Cost	829.04	314.09	284.88	1143.13	1039.34
	(d)	Other expenditure	2002.70	869.73	740.88	2872.43	2423.22
	(e)	Sub Total 2(a) to 2(d)	12032.60	5989.91	4698.30	18022.51	15248.04
3	Operating Profit [1-2]		1686.85	892.84	640.57	2579.69	2171.09
4	Other Income		284.69	4.42	29.60	289.11	166.09
5	Interest
	(a)	Gross interest	216.16	80.33	57.42	296.49	220.77
	(b)	Interest income/Interest Capitalised	(58.98)	(11.16)	(26.07)	(70.14)	(66.62)
	(c)	Net interest	157.18	69.17	31.35	226.35	154.15
6	Product Development expenses		20.87	52.91	18.54	73.78	67.12
7	Depreciation and Amortisation		384.69	136.25	144.24	520.94	450.16
8	Profit before exceptional items and tax [3+4-5-6-7]		1408.80	638.93	476.04	2047.73	1665.75
9	Exceptional Items
	(a)	Employee separation cost	3.03	1.01	1.09	4.04	4.18
	(b)	Provision/(reversal) for diminution in value of investments (net)	-	(9.69)	9.67	(9.69)	9.67
	(c)	Sub Total 9(a) and 9(b)	3.03	(8.68)	10.76	(5.65)	13.85
10	Profit Before Tax [8-9]		1405.77	647.61	465.28	2053.38	1651.90
11	Less: Tax expense		335.00	189.50	77.11	524.50	414.95
12	Profit After Tax [10-11]		1070.77	458.11	388.17	1528.88	1236.95
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)		376.30	382.87	361.79	382.87	361.79
14	Reserves excluding Revaluation Reserve					5127.81	3749.60
15	Basic EPS (not annualised) Rupees		28.46	12.10	10.73	40.57	34.38
	Diluted EPS (not annualised) Rupees		26.78	11.44	10.06	38.20	32.23
16	Aggregate of Non-Promoter Shareholding
	-	Number of Shares	247420295	253997726	244718237	253997726	244718237
	-	Percentage of shareholding	65.76%	66.35%	67.65%	66.35%	67.65%
Notes:-

1)	Figures for the previous periods have been regrouped/reclassified wherever necessary.

2)

The above financial results for the quarter / year ended March 31, 2006, include the results of the operations of erstwhile Tata Finance Limited (TFL), Telco Dadajee Dhackjee Limited (TDDL) and Suryodaya Capital and Finance (Bombay) Limited (SCFL), for the period April 1, 2005 to March 31, 2006, consequent to the merger of these companies effective April 1, 2005. The comparative figures for the quarter / year ended March 31, 2005 as shown above, do not include the result of the operations of TFL, TDDL and SCFL, and as such, the financial results for the quarter / year ended March 31, 2006, are not comparable to this extent.

3)

Other expenditure includes foreign exchange gain of Rs. 22.07 crores for the quarter ended March 31, 2006 as against a loss of Rs. 3.49 crores in the quarter ended March 31, 2005. The corresponding figures for the year ended March 31, 2006, March 31, 2005 and for the nine months ended December 31, 2005 are losses of Rs. 21.66 crores, Rs. 29.04 crores and Rs. 43.73 crores respectively.

4)

The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

5)

The Company allotted 1,45,04,949 Ordinary shares on August 18, 2005, to the Equity shareholders of erstwhile Tata Finance Limited, as per the Scheme of Amalgamation approved by the Hon'ble High Court of Judicature at Bombay.

6)

During the quarter, the Company has raised funds aggregating JPY 11.76 billion (Rs. 450.03 crores at issue) by way of issue of zero coupon Foreign Currency Convertible Notes (FCCN). As per the terms of the issue, the holders have an option to convert FCCN into Ordinary Shares or ADS at an initial conversion price of Rs.1001.39 per Ordinary Share at a fixed exchange rate of conversion of Rs.1.00 = Yen 2.66. Further, the Company has a right to redeem FCCN, subject to certain conditions.

7)

Subsequent to the quarter ended March 31, 2006, 2,550 Zero coupon Foreign Currency Convertible Notes (2009) representing 2.55% of the said Notes, have been converted into 1,95,107 Ordinary Shares of Rs.10/- each at a premium as per the terms of issue.

8)

As on January 1, 2006, 2 Investor complaints were outstanding. The Company received 14 complaints during the said quarter and disposed off 13 complaints by March 31, 2006. There were 3 complaints unresolved as on March 31, 2006.

9)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and year ended March 31, 2006..

10)

The Board of Directors has recommended a dividend of Rs. 13.00 per share of Rs. 10/- each for financial year 2005-06 (Previous year normal dividend of Rs.10.00 per share and a Special Dividend of Rs. 2.50 per share, being the Diamond jubilee year), subject to approval of the Shareholders. Tax on dividend will be borne by the Company.

The Audited Financial Statements have been reviewed by the Audit Committee and were taken on record by the Board of Directors at its meeting held on May 19, 2006.
Mumbai, May 19, 2006	Tata Motors Limited Ratan N Tata Chairman

TATA MOTORS LIMITED Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.
CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2006
Particulars		2005-06 (Audited)	2004-05 (Audited)
		(Rs. in crores)
1	Sales/Income from operations	27266.41	22708.23
	Less: Excise Duty	3548.24	3175.39
	Net Sales/Income from operations	23718.17	19532.84
2	Total Expenditure
	(a) (Increase) / Decrease in stock in trade and work in progress	(238.30)	(216.84)
	(b) Consumption of Raw Materials and Components	16259.20	13489.26
	(c) Staff Cost	1777.43	1429.94
	(d) Other expenditure	2865.92	2333.90
	(e) Sub Total 2(a) to 2(d)	20664.25	17036.26
3	Operating Profit [1-2]	3053.92	2496.58
4	Other Income	243.55	133.94
5	Interest (Net)	246.01	169.66
6	Product Development cost written off	71.77	67.12
7	Depreciation	623.31	531.01
8	Amortisation of Deferred Revenue Expenditure in Subsidiaries	0.02	2.93
9	Profit for the year before exceptional items and tax [3+4-5-6-7-8]	2356.36	1859.80
10	Exceptional Items
	(a) Provision for Diminution in value of Investments (net)	1.70	4.00
	(b) Employee Separation Cost	5.68	7.71
	(c) Sub Total of 10(a) and 10(b)	7.38	11.71
11	Profit Before Tax [9-10]	2348.98	1848.09
12	Less: Tax Expense	640.00	490.62
13	Profit After Tax [11-12]	1708.98	1357.47
14	Adjustment of Miscellaneous Expenditure in Subsidiaries	(2.53)	(3.78)
15	Share of Minority Interest	(22.29)	(8.48)
16	Profit in respect of investments in Associate Companies	43.93	40.13
17	Profit for the year	1728.09	1385.34
18	Paid-up Equity Share Capital (Face value of Rs.10 each)	382.87	361.79
19	Reserves excluding Revaluation Reserve	5722.21	4035.37
20	Basic EPS (Rupees)	45.86	38.50
21	Diluted EPS (Rupees)	43.15	36.07

Notes:-

1)	Figures for previous year have been regrouped/reclassified wherever necessary, to make them comparable.

2)

Tata Technologies Inc., USA, an indirect subsidiary of the Company during the year acquired INCAT International Plc. (INCAT), a UK based company engaged in the business of Product Lifecycle Management, engineering and design, IT software and infrastructure services and solutions, rendering services principally to the automotive, aerospace and engineering industries.

3)

During the year, the Company has sold 20% of its holding in its subsidiary, Telco Construction Equipment Company Limited (Telcon) to Hitachi Construction Machinery Company Limited, the Company's technology and equity partner in Telcon. Consequently, the consolidated holding of the Company in Telcon stands at 60%.

4)

The share of profit (net) in respect of investments in associate companies include profit of Rs.14.76 crores and loss of Rs. 2.04 crores, considered on the basis of unaudited financial statements for the year ended March 31, 2006.

5)

The financial results for the year ended March 31, 2006 include the results of the operations of erstwhile Tata Finance Limited (TFL) for the period April 1, 2005 to March 31, 2006, INCAT International Plc. for the period October 3, 2005 to March 31, 2006, Tata Technologies (Thailand) Limited (TTL Thailand) for the period October 10, 2005 to March 31,2006 ,Tata Technologies Pte. Limited, Singapore (TTPL Singapore) for the period December 7, 2005 to March 31, 2006 and Cedis Mechanical Engineering GmbH (Cedis) from January 1, 2006 to March 31, 2006. The comparative figures for the year ended March 31, 2005, do not include the result of the operations of TFL, INCAT, TTL Thailand, TTPL Singapore and Cedis and as such, the financial results for the year ended March 31, 2006, are not comparable to this extent.

6)	The Consolidated financial statement should be read in conjuction with the notes to the individual financial results for the year ended March 31, 2006.

The Audited Financial Statements have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on May 19, 2006.
Mumbai, May 19, 2006	Tata Motors Limited Ratan N Tata Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.